VF 2-17-05

05035741

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51073

SEC MAIL PROCESSING SECTION RECEIVED FEB 16 2005 WASH. D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pride Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9127 Point Court
(No. and Street)

Fishers (City) Indiana (State) 46038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Reece (317) 573 - 2254
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas E. Reece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pride Financial, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Thomas E. Reece
Signature

President
Title

KYNDRA PACKARD-THOMPSON
Notary Public Marion County
My Commission Expires
July 19, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Pride Financial, LLC

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Pride Financial, LLC as of December 31, 2004 and December 31, 2003, and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pride Financial, LLC as of December 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

January 21, 2005

Pride Financial, LLC

Statement of Financial Condition

Assets	December 31, 2004	December 31, 2003
Cash and cash equivalents	$ 28,385	$ 23,622
Accounts receivable	1,504	10,753
Deferred tax asset	1,426	1,426
Total Assets	$ 31,315	$ 35,801

Liabilities and Member's Equity

Liabilities		
Accounts payable	$ 1,466	$ 12,360
Income taxes payable	1,992	883
Total Liabilities	3,458	13,243
Member's Equity		
Memberships	17,950	17,950
Retained earnings	9,907	4,608
Total Member's Equity	27,857	22,558
Total Liabilities and Member's Equity	$ 31,315	$ 35,801

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Income

	For the Years Ended	
	December 31, 2004	December 31, 2003
Revenues	$ 210,243	$ 123,352
Operating Expenses		
Marketing fees	143,651	62,246
State licensing fees	8,573	10,776
Professional fees	51,181	48,403
Office expense	25	86
Total operating expenses	203,430	121,511
Net Income Before Income Taxes	6,813	1,841
Income Tax	1,514	409
Net income	$ 5,299	$ 1,432

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Member's Equity

	Memberships	Retained Earnings
Balance, January 1, 2003	$ 17,950	3,176
Net income		1,432
Balance, December 31, 2003	17,950	4,608
Net income		5,299
Balance, December 31, 2004	$ 17,950	$ 9,907

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Cash Flows

	For the Years Ended	
	December 31, 2004	December 31, 2003
Operating Activities		
Net income	$ 5,299	$ 1,432
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	9,249	(9,723)
Accounts payable	(10,894)	12,092
Accrued income taxes	1,109	(51)
Net Cash Provided by Operating Activities	4,763	3,750
Increase in Cash and Cash Equivalents	4,763	3,750
Cash and Cash Equivalents at Beginning of Year	23,622	19,872
Cash and Cash Equivalents at End of Year	$ 28,385	$ 23,622

The accompanying notes are an integral part of these financial statements.

Pride Financial, LLC

Notes to Financial Statements
December 31, 2004

Note 1 - Significant Accounting Policies

Description of Business
Pride Financial, LLC is a limited-purpose, registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Revenues are generated from a marketing allowance that is received from the sponsors of these various products. Current product sponsors are life insurance companies and a broker dealer located in the United States.

Term of Existence
The latest date on which the Company is to dissolve is January 1, 2050, unless sooner dissolved in accordance with the Indiana Business Flexibility Act or the Company's Operating Agreement.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2004 and 2003. The Company paid $405 and $460 in income taxes to its parent company during 2004 and 2003, respectively.

Note 2 - Income Taxes

The Company is included in the consolidated federal income tax return of its parent, Sale Solutions, LLC. Income tax payables are amounts due to the parent company. For book purposes, the Company computed its federal income tax by applying the statutory rates to all its taxable income. Both companies have elected to be taxed as a regular consolidated corporation rather than as a partnership. An allocation of current and deferred income taxes is as follows:

Pride Financial, LLC

Notes to Financial Statements
December 31, 2003

Note 2 - Income Taxes (Continued)

	2004	2003
Current State	$ 579	$ 156
Current Federal	935	253
Deferred State	-	-
Deferred Federal	-	-
	$ 1,514	$ 409

The deferred tax asset consists of a noncurrent timing difference in expensing start-up costs.

Note 3 - Related Party Transactions

The majority shareholder of Market Share, Inc. is also an owner of Sale Solutions, LLC, the 100% owner of the Company. Market Share, Inc. has agreed to pay all fixed expenses and some variable expenses of the Company, with no recourse as to future repayment. Pride Financial, Inc. paid $149,734 and $51,292 to Market Share, Inc. in 2004 and 2003, respectively, for management fees and marketing services.

Note 4 - Concentrations

All of the Company's revenues resulted from only four companies. Income from two of these companies accounted for approximately 75% of gross revenues in 2004.

Note 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2004, the Company had net capital of $24,927, which was $19,927 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 13.9%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2004, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2004 unaudited Focus report and this report. The net effect on net capital was a decrease of $2,575.

Net capital as reported on the unaudited Focus report of December 31, 2004	$ 27,502
Increase in nonallowable assets as a result of post Focus accrual adjustments	(1,504)
Decrease in ownership equity as a result of post Focus accrual adjustments	(1,071)
Net Capital as Audited	$ 24,927

Pride Financial, LLC

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2004

Net Capital	
Member's equity	$ 27,857
Less nonallowable assets	2,930
Net capital before haircuts on security position	24,927
Haircuts on securities	-
Net capital	$ 24,927
Aggregate Indebtedness	$ 3,458
Net capital required based on aggregate indebtedness	$ 231
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 5,000
Excess Net Capital	$ 19,927
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 24,581
Percentage of Aggregate Indebtedness to Net Capital	13.9%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Pride Financial, LLC

In planning and performing our audit of the financial statements of Pride Financial, LLC for the years ended December 31, 2004 and December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because the Company has limited staff, complete segregation of duties is not possible. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Katz, Sapper & Miller

Indianapolis, Indiana
January 21, 2005